EXHIBIT 99.4
Media Release

ELYSIS achieves breakthrough with commercial-size cell: a first in aluminium production using the inert anode technology
13 November 2025

MONTRÉAL, Canada — ELYSIS is proud to announce the successful start-up of its 450 kiloampere (kA) designed inert anode cell at the end of an existing potline at the Rio Tinto smelter in Alma, Québec, a defining moment in the transition toward large-scale, low-carbon aluminium production.

This achievement marks the first implementation of inert anode technology at this commercial-size scale. After years of sustained research, development, and rigorous testing, ELYSIS has reached a breakthrough: high-amperage aluminium production with no direct carbon emissions from the smelting process. The ELYSIS® technology also has the potential to improve worker safety, reduce costs, and enhance productivity.

Thanks to the expertise of the ELYSIS team, its partners at Alcoa Corporation and Rio Tinto, and the continued support of the governments of Canada and Québec, ELYSIS has entered a new phase of industrial innovation. Comprehensive and rigorous testing will continue on the large-scale cell, which was designed for industrial demonstration purposes, to gather critical data to support future commercial deployment.

This global first at this commercial size and this amperage reinforces Canada’s position as a leader in sustainable aluminium and reflects ELYSIS’ unwavering commitment to innovation, collaboration, and climate leadership.

Quotes

ELYSIS President and Chief Executive Officer François Perras said: “This historic milestone results from years of relentless innovation and teamwork of all ELYSIS employees and collaborators. While R&D is rarely linear, our combined efforts have turned vision into reality. Today, we’re not just powering a new cell, we’re powering the future of aluminium.”

Rio Tinto Aluminium & Lithium Chief Executive Jérôme Pécresse said: “Today marks a major step for ELYSIS in its journey to commercialize its groundbreaking aluminium smelting technology without direct carbon emissions. Through our involvement in the joint venture, Rio Tinto is reinforcing its commitment to inert anode smelting. The construction of the first demonstration plant using this new technology at our Arvida smelter in Canada underscores its importance as a core pillar of our long-term decarbonization strategy.”

Media Release

Alcoa Corporation President and Chief Executive Officer William F. (Bill) Oplinger said: “Alcoa founded the aluminium industry and is proud to be part of the development of the next phase of technological advancement. ELYSIS® technology has the potential to fundamentally change the future of our industry, and with the successful implementation at a commercial-size scale, we are one step closer to bringing the technology to market.”

About ELYSIS

ELYSIS is a technology company that emerged from a ground-breaking partnership between two global industry leaders, Alcoa and Rio Tinto. ELYSIS’ goal is to revolutionize the way aluminium is produced worldwide. Our process eliminates all direct greenhouse gases from aluminium smelting, producing oxygen instead. Learn more at www.ELYSIS.com.

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